Filed by C-MAC Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Solectron Corp. Commission File No. 001-11098

Solectron Call Script - Combination with C-MAC, Industries, Inc., August 9, 2001

Intro (Susan Wang)

Opening

Good afternoon, everyone, and thanks very much for joining us on such short notice. We are very pleased today to announce that Solectron has agreed to merge with C-MAC Industries in a deal that will further strengthen both of our capabilities in meeting changing OEM customer requirements.

Joining me to discuss the transaction are Ko Nishimura, Solectron chairman, president and CEO, and Dennis Wood, the chairman, president and CEO of C-MAC Industries. We will hear from both of them in just a few moments.

On this call, we will recap the transaction, discuss how C-MAC fits with our continuing customer-focused strategy and provide to you the C-MAC perspective. We will also discuss our updated guidance and take your questions, with a plan to conclude the call by about 9:45 a.m. eastern time.

Safe Harbor

Let me first remind you that during the course of this conference call, we may make projections or other forward-looking statements about the expectations, beliefs, plans, intentions and strategies of Solectron and C-MAC. Our ability to achieve planned business objectives involves many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based upon information available to the companies as of today's date. We assume no obligation to update any of these statements, and these statements are not guarantees of Solectron or C-MAC. The financial results and product development of Solectron and C-MAC could differ materially from current expectations. Factors that may affect the ability to achieve planned business objectives include, but are not limited to, the following: 1) the companies' revenues and earnings are subject to a number of factors that make estimating operating results extremely uncertain; 2) competition for the companies' products is intense; 3) the uncertainties of whether new products, product extensions or product strategies will be successful; 4) risks associated with this acquisition, including (a) conditions in the financial markets relevant to the proposed transaction, (b) the failure to achieve expected synergies and efficiencies of operations, (c) risk of price fluctuation, (d) loss of major customers, (e) the ability to manage business integration, (f) risks associated with international sales and (g) operations and environmental regulations; 5) loss of key personnel; 6) litigation, including litigation over intellectual property rights; and 7) general technological and economic factors. The risks associated with Solectron's business are discussed in Solectron's Annual Report on Form 10-K for the year ended August 25, 2000, and in subsequent quarterly reports on Form 10-Q. The risks associated with C-MAC's business are discussed in C-MAC's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2000, and in subsequent quarterly reports to shareholders and reports on Form 6-K. You are encouraged to read this information carefully.

We caution you that such statements reflect only our current expectations, and that actual events or results may differ materially. We refer you to the risk factors and cautionary language contained in the documents that the companies file from time to time with the Securities and Exchange Commission, specifically recent filings on Forms 10-K, 10-Q, 8-K, 6-K, S-3, S-4 and 40-F, and documents that C-MAC files from time to time with the Canadian Securities Administrators, specifically, C-MAC's recent annual report, quarterly reports, annual information form, managment information circular and material change reports, as well as today's news release. Such documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements. We undertake no obligation to update those projections or forward-looking statements in the future. As I mentioned, this afternoon we issued the news release announcing this transaction, and on today's call we will refer to the contents of that release.

Solectron, its executive officers and directors, certain other members of management and employees may solicit proxies from Solectron stockholders in favor of the business combination and C-MAC, its executive officers and directors, certain other members of management and employees may solicit proxies from C-MAC stockholders in favor of the business combination. Information concerning the participants in the solicitation will be set forth in a proxy statement that will be filed with the Securities and Exchange Commission and a circular that will be filed with the Canadian Securities Administrators.

Information about Solectron's officers and directors is included in Solectron's Proxy Statement for its 2000 Annual Meeting of Stockholders held January 18, 2001, and filed with the SEC on December 11, 2000. Information about C-MAC's officers and directors is included in C-MAC' Notice of Meeting and Management Proxy Circular for its 2000 Annual Meeting of Stockholders held May 3, 2001, and filed with the Canadian Securities Administrators on March 30, 2001. These documents are available free of charge at the SEC's web site at http://www.sec.gov, at http://www.sedar.com (the web site maintained by the Canadian Securities Administrators) and from Solectron.

Transaction Summary

Now, let me give you the highlights of our announcement.

Today, Solectron and C-MAC entered into a definitive agreement pursuant to which C-MAC Industries will merge into a wholly owned subsidiary of Solectron. C-MAC is based in Montreal and for the 12 months ending June 30, had revenues of $2.0 billion U.S. dollars.

In this all-stock transaction, C-MAC shareholders will elect to receive either 1.755 shares of Solectron common stock or 1.755 shares of a wholly owned Canadian subsidiary of Solectron in exchange for each C-MAC share outstanding. The total enterprise value of the deal is approximately $2.7 billion, including the assumption of approximately $30 million in net debt. This transaction is structured to be tax-deferred for validly electing Canadian-resident C-MAC shareholders, and taxable to U.S.-resident C-MAC shareholders.

The transaction is subject to approval by the shareholders of Solectron and C-MAC and certain regulatory bodies. We anticipate concluding the transaction by the end of calendar 2001.

Transaction Benefits

A combination of Solectron and C-MAC is expected to yield several compelling benefits. Primary among them is C-MAC's strong presence in high-end systems integration and manufacturing capabilities - which Solectron, too, has been steadily building. C-MAC also provides Solectron with strategic entry into the automotive industry, which both companies have targeted as a growth opportunity. In addition, Solectron will be able to leverage C-MAC's proven SELECTIVE vertical integration approach, which results in higher margins through supply-chain management and provides make-or-buy flexibility in fulfilling customer orders.

C-MAC is a very well run company and a great cultural fit for Solectron. More fundamentally, this transaction represents another strategic step forward in continuously developing the skills, expertise and presence required to meet ever-changing customer needs. In addition, it gives Solectron a greater presence and business investment in Canada in order to provide expanded support services to our Canadian customers.

Now, let me turn to Ko for his comments and perspective. Ko?

Strategy (Ko)

Thank you, Susan, and good afternoon to everyone on the call. I am very excited to talk with you today. I am also very pleased to have Dennis Wood with us. I welcome him and the C-MAC team to the Solectron organization.

Certainly, the combination with C-MAC will help Solectron continue to expand our capabilities offering in strategically important areas and extend our presence into the automotive industry.

I am also excited about the collective actions we are taking to enhance Solectron's position as the leading provider of end-to-end technology, manufacturing and supply chain solutions. We have always taken a customer-focused approach to building our capabilities. Our strategy remains very consistent - as the total supply chain facilitator, we will acquire or build the capabilities necessary to help our customers - and our company - succeed.

When we entered this overall market downturn, we said we would use this time as an opportunity to accelerate key strategic initiatives and take the steps necessary to meet customer needs coming out of the downturn. Implicit in that approach was our anticipation that OEMs' needs would change quickly and accelerate the outsourcing trend. In fact, that IS what's happening. And we are with them all the way.

Changing OEM needs

It wasn't too long ago that an EMS company could succeed with a fairly limited scope of capabilities - PCBA, new product introduction expertise and some skill in managing the supply chain.

At Solectron, we have always worked to become an even more valuable partner by expanding those core capabilities, and our success at doing that has been the source of our industry leadership over the last decade.

Now, as we anticipated, the downturn is creating the need for OEMs to rely more heavily on the outsourcing model. They need reliable, global EMS partners with a broad range of skills and expertise. They need partners with the strength to provide true end-to-end technology, one-stop manufacturing and supply-chain solutions - from design to full systems production, product fulfillment and after-sales services, as well as the logistics skills to make it all happen.

Think of it this way: In the past, EMS providers would supply various services, such as NPI and manufacturing. OEMs utilized those services, but they also continued to have direct contact with other parties, in fulfillment, components and materials, perhaps systems integration and other areas.

Today's economy is forcing OEMs to reduce costs and focus even more tightly on their core competencies - and they can no longer afford the internal resources to have multiple points of contact in the supply-chain process. Instead, they look to US to provide all that - and we have the ability to deliver what they want.

In effect, we are the general contractor of the supply chain for our OEM customers. They can rely on us to coordinate, conduct make-or-buy decisions, and otherwise do the things necessary to design, make, deliver and service their products - all with the fastest time to market and lowest total cost of ownership.

We have been steadily building precisely those capabilities - through internal development and through acquisitions - including the transaction with C-MAC. Today, I believe we have the strongest capabilities to meet OEM needs.

SLR's consistent strategy

In the last two years, we have strengthened relevant capabilities in several areas - including engineering & design, systems integration and assembly, NPI, order fulfillment and distribution, and after-sales service. We have also continued to build expertise and a strong customer base in optical services and other important high-technology areas.

We have also entered important new industries, first into consumer electronics through our relationship with Sony and, now, into automotive through C-MAC.

In addition, we have strengthened our geographic presence, particularly through NatSteel in Asia, which will be a region of growing importance to us, to our customers and to their end markets.

And in Global Services, we have built a strong, full-service after-sales presence on five continents, most recently with the addition of a Solectron site in Japan and with a European repair hub in Amsterdam.

So, you can see that we have been deliberately, strategically and systematically building the relevant capabilities, strengths and presence required to meet customer needs as the leading - and preferred - EMS partner.

Benefits of C-MAC

Let me now discuss the important elements of the C-MAC transaction.

Benefit 1: Increased high-end technology capabilities.

C-MAC is an industry leader in high-end systems design, manufacturing and technology, with strong skills that help round out Solectron's complete systems solutions capabilities.

Specifically, C-MAC has strong high-end systems-integration capabilities, including complex electromechanical design and assembly, with strategic backwards integration into metal and backplane fabrication. C-MAC also has a breadth of capabilities in optical networking component fabrication and assembly.

Combined with our current capabilities, we will be even more effective at competing for full-systems work from customers as they increase their reliance on EMS partners. With our combined capabilities, we have a strong competitive edge in the breadth and depth of full-solution services we offer our customers.

Benefit 2 is C-MAC's selective vertical integration approach.

This dynamic "make-or-buy" approach enables us to capture the benefits of limited component fabrication while reducing our exposure to the highly leveraged-cost model of a fully integrated company.

This approach strengthens the performance of internal business units by requiring them to be competitive as stand-alone businesses, since much of their production is sold to other companies. On the flip side, in challenging market conditions, we can boost capacity utilization and revenue by pulling more work in house.

Having said that, let me note that the fab side represents a modest portion of C-MAC's revenues. They are focused on high-end applications and on specific fab capabilities needed to further penetrate specific industries.

Benefit 3 is revenue and margin opportunities.

We will have additional revenue opportunities by expanding existing customer business relationships and developing new relationships. We will also have opportunities to enhance margins by increasing our value-added content and more closely managing the supply chain.

C-MAC's technology-driven manufacturing services provide us with a more robust high-end, technology-focused value proposition that allows room for solid margins in the industries we serve.

In addition, C-MAC's focus on high-end component engineering carries margin benefits and creates opportunities for further penetration into other important industries.

Benefit 4: Complementary strength in network/telecom equipment sectors.

New high-end technology design and engineering expertise and, in particular, a full-systems suite of services in networking and communications, will further develop our industry-leading position and offerings in those critical sectors.

At the end of the day, we are extremely well positioned to capitalize on the upturn in both the network and telecom equipment industries.

Benefit 5: entry into targeted growth segments.

We have targeted specific new industry segments, and C-MAC brings access to one of those targets - the automotive industry.

C-MAC generates about 8 percent of its sales from the automotive industry. It's an attractive industry, with end-market growth expected to exceed its recent historical annual growth of about 15 percent. It's also a challenging industry to penetrate initially, and C-MAC has established a solid foothold. Dennis and his team are approaching it in the right way, building a base of support and credibility in key electronic components as a prelude to future expansion.

Benefit 6: Enhanced capabilities for our Canadian customers.

With our complementary strengths in technology-driven manufacturing services and in the network/telecom and automotive industries, we will be able to provide a wider range of value-added services to our Canadian customers. We will also bring greater resources and geographic benefits to C-MAC and its customers.

[PAUSE]

In addition to those benefits, C-MAC and Solectron are an excellent cultural fit.

In the last several weeks, I've spent a great deal of time with Dennis and his organization. I am impressed with what I've seen from the leadership, from the operations and from a cultural perspective.

Cultural fit is among the most important success criteria for any transaction we undertake. The good news is that our companies are very compatible. C-MAC's strategy is highly complementary with our strategy. We are both extremely focused on providing value-added services to our customers, and our decisions are driven by doing the right things to help our customers succeed.

Dennis, on behalf of all of us at Solectron, I look forward to working with you and welcoming your worldwide team.

C-MAC perspective (Dennis)

Thank you, Ko. I couldn't agree more that our two companies are an excellent fit - strategically and culturally.

Over the past 15 years, C-MAC has evolved from a company having one product, a battery feed resistor, which was sold to a single customer, Nortel; into a global Technology Design and Manufacturing Services company with over 500 regular customers.

About three years ago, we responded to our customers' evolving requirements that called for a reduction in their respective supply bases and time to full production, enhanced technologies, design expertise and aggressive cost reduction programs by creating a Selective Vertical Integration Strategy.

Our SVI model focuses on the "make versus buy" decision implemented by our Global Supply Chain team. Our strategy differs from vertical OEM strategies of the past in that every single one of our plants is a profit center whose goal is to sell a majority of its production to external customers. In this way, we constantly benchmark ourselves against the industry and have successfully maintained our industry-leading margins. In challenging economic times such as these, we have had the flexibility to pull in some of our outsourced production until conditions improve. In order to maintain our profitability, we have become a global Technology Design Manufacturing Services ("TDMS") company offering our communications customers total systems solutions and, similarly, we have become a Full Service Supplier to the Transportation Electronics industry.

We have carefully monitored the competitive landscape and have observed our peers engage vertical capabilities to varying degrees over the past couple of years. They have added capabilities in PCBA fabrication, enclosures, cable harnesses and systems integration. To effectively compete for the larger OEM divestitures and increase our market share in the future, we recognize the need for additional high-volume PCBA capability and scalability.

There are three principal alternatives to broaden our PCBA capability: C-MAC could buy or build the capability or merge. The two first alternatives are less attractive to us, given the time, capital and resource requirements in addition to the financial condition of the available properties. Furthermore, we believe that we will lose momentum at a time when OEMs are accelerating their outsourcing activities.

After spending a great deal of time with Ko and the Solectron team, we are convinced that the combination of the two companies represents the best alternative for our shareholders, employees, and customers and will create the leading TDMS company in the industry.

Ko and Susan have articulately described the benefits of the transaction and I would like to spend a few moments discussing what we perceive the benefits to be to Mar's shareholders, customers, and employees.

From our shareholders perspective, the combination of the 2 "best in class" companies with complementary capabilities will increase the value proposition to our customers and position us to be the premier TDMS company in the industry which will bode well for future revenue growth.

Furthermore, our proven Selective Vertical Integration Strategy will provide revenue enhancement opportunities from an earnings perspective and we will be ideally positioned to benefit from the industry upturn. We have been disciplined in our approach and have not sacrificed earnings for top line growth. We will clearly be able to leverage this model with Solectron's customer base and we will now have the opportunities to satisfy our existing OEM customers PCBA and after market requirements internally. Keep in mind that each dollar of C-MAC revenue equates to $2-$3 of PCBA revenue and vice-versa!

From a customer perspective, we will be ideally positioned to offer a complete end-to-end solution from design and technology, to full systems integration and order fulfillment, to aftermarket support, on a global basis.

We are particularly excited about current and future opportunities within the transportation electronics industry. We have spent the last 5 years building the design, electronic and electromechanical capabilities required to become competitive within this industry and have been elevated to the position of a Full Service Supplier. Given that the major automotive OEMs are now seeking increased electronic solutions, capabilities that they do not necessarily have in-house, we will now have the scalability to take on the larger OEM programs.

Given that many of these programs require extensive design expertise and engineering capability, unique to the automotive industry, we are uniquely positioned to benefit from the accelerated divestiture activity by the OEMs.

Similar to our transportation electronics strategy, we have been focused on providing our customers with total solutions within the communications industry. We will now have the technology and scalability to take on larger, complex systems programs and have the manufacturing expertise to produce most of the "content" of the systems in-house, where it makes economic sense to do so. Having the internal manufacturing capability allows us to guarantee security of supply for our customers and also gives us leverage with the supply chain.

With our combined capabilities, we will also reduce our customers' time to full production and overall cost model.

And, from our employees' standpoint, they will share best practices with the Solectron team and will continue to play key roles in our Company's future success. They will become part of the premier TDMS company in the industry. The C-MAC team has always responded to their customers changing requirements with a high degree of integrity, professionalism and enthusiasm that has insured our long-term success. The combined company will provide additional career paths and opportunities for the C-MAC team and together we will build the TDMS company of the future and prepare for the next generation of outsourcing.

Summary and next steps (Ko)

Thanks, Dennis.

From here, of course, there is a lot of work to do. Our business teams will get to know each other better as we work toward completing the transaction. As the news release indicates, we expect this transaction to close during the first half of our new fiscal year - which would be by the end of February.

As importantly, we remain very busy on additional actions to build our capabilities and win new OEM business that's in the pipeline. It is a very busy and very exciting time, and we look forward to sharing our updates again.

This truly is an exciting operating environment, and Solectron is best positioned - with the size, strength, technology and skills - to continue our industry leadership.

Thanks for your interest and support. Now, let's turn back to Susan.

Thank you, Ko.

In addition to the news release announcing the C-MAC transaction, Solectron issued a news release this afternoon providing initial guidance for fiscal year 02 and updating our Q4 guidance. Let me recap that guidance.

In fiscal 2002, Solectron plans to generate sales in a range of $16 billion to $18.5 billion and cash earnings per share of 62 to 66 cents. Those ranges are subject to changes in market conditions and before acquisitions, including the C-MAC transaction.

Let's turn now to Q4. Consistent with our prior guidance, we expect to generate sales of $3 billion to $3.5 billion and cash EPS of 5 to 9 cents - again, before restructuring charges and one-time charges.

As of today, updates on non-recurring items are shaping up as follows. As you already know, the fourth quarter will include $50 million in restructuring charges that we announced June 18. At that time, we also said we would consider what additional restructuring might be necessary. After analyzing that matter over the last six weeks, we now plan to record an additional fourth-quarter restructuring charge of up to about $210 million. Coming in at that level would mean total fourth-quarter restructuring charges of about $260 million.

In addition, we expect to incur a one-time, non-recurring charge of about $58 million related to credit and other exposures. While we continue to have general credit loss reserves, a number of smaller accounts are in or at near bankruptcy and we determined that it is appropriate to build up a specific reserve for such potential, unusual losses under these difficult market circumstances.

Operator, please open up the lines for questions.

Q&A (Susan)